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                                                                    EXHIBIT 99.1


              JOINT CORPORATE PRESS RELEASE, FOR IMMEDIATE RELEASE

                AMKOR TECHNOLOGY, INC. LICENSES MLF(TM) PACKAGING
                      TECHNOLOGY TO STATS, LAWSUIT SETTLED


CHANDLER, ARIZONA, SINGAPORE, AND MILPITAS, CALIFORNIA, SEPTEMBER 7, 2001 - Amkor Technology Inc. ("Amkor" - Nasdaq: AMKR), the world's largest provider of outsourced semiconductor assembly and test services and ST Assembly Test Services Ltd. ("STATS" - NNM: STTS and SGX: ST Assembly), a leading independent semiconductor test and advanced packaging service provider, announced today that they have amicably resolved the pending patent infringement litigation between the two companies.

Amkor filed suit against STATS in February 2001 in the Eastern District of Texas, alleging infringement by STATS of United States Patent No. 6,143,981. Today's settlement resolves the litigation in its entirety. Amkor has granted STATS a non-exclusive license to practice the Amkor MicroLeadFrame(TM) (MLF(TM)) patents. STATS has in turn agreed to provide Amkor perpetual worldwide immunity from suit based on STATS Quad Leadless Package (QLP(TM)) technology.

Amkor's MLF(TM) and STATS' QLP(TM) are near chip scale plastic encapsulated packages with a copper leadframe. The packages offer perimeter pads to provide superior electrical contact to a printed circuit board, and thermal enhancement technology. The small size and lightweight along with excellent thermal and electrical performance make the packages an ideal choice for handheld portable applications.

ABOUT AMKOR TECHNOLOGY INC.

Amkor Technology (NASDAQ: AMKR), Inc. is the world's largest provider of contract microelectronics manufacturing solutions. The company offers semiconductor companies and electronics OEMs a complete set of microelectronic design and manufacturing services, including deep sub-micron wafer fabrication; wafer probe, wafer mapping, characterization and reliability testing; IC packaging design and assembly; multi-chip module design and assembly; and final testing. More information on Amkor is available from the company's SEC filings and on Amkor's web site: www.amkor.com.

AMKOR CONTACTS:

Patrick McKinney                                     Jeffrey Luth
Sr. VP Marketing                                     VP Investor Relations
(480) 821-5000 ext. 5179                             (610) 431-9600 ext. 5613
pmcki@amkor.com                                      jluth@amkor.com
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ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United
Kingdom, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the NASDAQ National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International (MSCI) Provisional Singapore Index.
Further information is available at www.statsus.com.

STATS SINGAPORE CONTACTS :

Elaine Ang                                                    Khor Hwee Eng
Manager, Investor Relations / Corporate Communications        Senior Marcom Executive, Asia / Europe
Tel : (65) 751 1738, Fax : (65) 755 1585                      Tel : (65) 751 1291, Fax : (65) 7555431
email : angelaine@stats.st.com.sg                             email: khorhweeeng@stats.st.com.sg
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STATS US CONTACTS :

Drew Davies                                                   Lisa Lavin
Director, Investor Relations                                  Marcom Manager
Tel : (408) 941 3021, Fax : (408) 941 3014                    Tel : (208) 672 6112, Fax : (208) 672 6132
email : daviesd@statsus.com                                   email : lavinl@statsus.com
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